

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Kin Chung Chan
Chairman and Chief Executive Officer
Reitar Logtech Holdings Ltd
c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong

      **Re: Reitar Logtech Holdings Ltd
          Amendment No. 7 to Draft Registration Statement on Form F-1
          Submitted March 13, 2024
          CIK No. 0001951229**

Dear Kin Chung Chan:

      We have reviewed your amended draft registration statement and have the following comments.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

Amendment No. 7 to Draft Registration Statement on Form F-1

Notes to the Consolidated Financial Statements
20. Taxes
Hong Kong, page F-31

1.   We note your response to prior comment 1 and your revisions to your filing. Please revise to also disclose the amounts and expiration dates of tax loss carryforwards for tax purposes. This comment also applies to page F-91 of the Reitar Capital Partners Limited financial statements and related tax loss carryforward amounts. We refer you to ASC 740-10-50-3.

2.   We note your response to prior comment 1 and your revisions to your filing. It appears the amounts in the table at the bottom of page F-31 relate to current period activity. In addition to the net change in valuation allowance for each year, please further revise your filing to disclose the gross deferred tax assets and gross valuation allowance at March 31, 2023, 2022, and 2021. Please refer to ASC 740-10-50-2. This comment applies to all sets of financial statements provided in your filing.

        Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William Ho, Esq.